15 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 215,750 RELX PLC ordinary shares at a price of 1204.1242p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 84,805,430 ordinary shares in treasury, and has 1,092,135,174 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 20,925,650 shares.

RELX NV announces that today, it purchased (through UBS Limited) 192,000 RELX NV ordinary shares at a price of €14.3648 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 75,886,694 ordinary shares in treasury, and has 973,254,778 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 18,773,300 shares.